September 22, 2009

Via International Mail and Facsimile (011-45-3917-9396)

Mikael Skov
Chief Executive Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

      Re: **TORM A/S**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed June 25, 2009
              File No. 0-49650
              Response Letter Dated September 9, 2009

Dear Mr. Skov:

      We refer you to our comment letter dated August 25, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                        Sincerely,

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance